UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

TOP Financial Group Limited
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G989A6102
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G989A6102

1	Names of Reporting Persons
Zhong Yang Holdings (BVI) Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒(1)
3	Sec Use Only

4	Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
30,000,000 Ordinary Shares (2)
	7	Sole Dispositive Power

	8	Shared Dispositive Power
30,000,000 Ordinary Shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
30,000,000 Ordinary Shares (2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
85.59% (3)
12	Type of Reporting Person (See Instructions)
CO

(1)	This statement on Schedule 13G is filed by Zhong Yang Holdings (BVI) Limited (“Zhong Yang Holdings”), Junli Yang (“Yang”), Yung Yung Lo (“Lo”), Chen Tseng Yuan (“Yuan”), and Ji An (“An”, collectively, with Zhong Yang Holdings, Yang, Lo, Yuan and An, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Yang is the sole director of Zhong Yang Holdings, and as such, may exercise voting and dispositive power over these shares. Yang may be deemed to share voting and dispositive power over these shares.

(3)	Based on 35,050,000 Ordinary Shares of TOP Financial Group Limited (the “Company”) outstanding as of August 16, 2022, as disclosure in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2022. .

SCHEDULE 13G

CUSIP No.	G989A6102

1	Names of Reporting Persons
Junli Yang
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒(1)
3	Sec Use Only

4	Citizenship or Place of Organization
China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
30,000,000 Ordinary Shares (2)
	7	Sole Dispositive Power

	8	Shared Dispositive Power
30,000,000 Ordinary Shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
30,000,000 Ordinary Shares (2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
85.59% (3)
12	Type of Reporting Person (See Instructions)
IN

(1)	This statement on Schedule 13G is filed by Zhong Yang Holdings (BVI) Limited (“Zhong Yang Holdings”), Junli Yang (“Yang”), Yung Yung Lo (“Lo”), Chen Tseng Yuan (“Yuan”), Ji An (“An”, collectively, with Zhong Yang Holdings, Yang, Lo, Yuan and An, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Yang is the sole director of Zhong Yang Holdings, and as such, may exercise voting and dispositive power over these shares. Yang may be deemed to share voting and dispositive power over these shares.

(3)	Based on 35,050,000 Ordinary Shares of TOP Financial Group Limited (the “Company”) outstanding as of August 16, 2022, as disclosure in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2022. .

SCHEDULE 13G

CUSIP No.	G989A6102

1	Names of Reporting Persons
Yung Yung Lo
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒(1)
3	Sec Use Only

4	Citizenship or Place of Organization
Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
30,000,000 Ordinary Shares (2)
	7	Sole Dispositive Power

	8	Shared Dispositive Power
30,000,000 Ordinary Shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
30,000,000 Ordinary Shares (2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
85.59% (3)
12	Type of Reporting Person (See Instructions)
IN

(1)	This statement on Schedule 13G is filed by Zhong Yang Holdings (BVI) Limited (“Zhong Yang Holdings”), Junli Yang (“Yang”), Yung Yung Lo (“Lo”), Chen Tseng Yuan (“Yuan”), Ji An (“An”, collectively, with Zhong Yang Holdings, Yang, Lo, Yuan and An, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Yang is the sole director of Zhong Yang Holdings, and as such, may exercise voting and dispositive power over these shares. Yang may be deemed to share voting and dispositive power over these shares.

(3)	Based on 35,050,000 Ordinary Shares of TOP Financial Group Limited (the “Company”) outstanding as of August 16, 2022, as disclosure in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2022. .

SCHEDULE 13G

CUSIP No.	G989A6102

1	Names of Reporting Persons
Chen Tseng Yuan
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒(1)
3	Sec Use Only

4	Citizenship or Place of Organization
Taiwan

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
30,000,000 Ordinary Shares (2)
	7	Sole Dispositive Power

	8	Shared Dispositive Power
30,000,000 Ordinary Shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
30,000,000 Ordinary Shares (2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
85.59% (3)
12	Type of Reporting Person (See Instructions)
IN

(1)	This statement on Schedule 13G is filed by Zhong Yang Holdings (BVI) Limited (“Zhong Yang Holdings”), Junli Yang (“Yang”), Yung Yung Lo (“Lo”), Chen Tseng Yuan (“Yuan”), Ji An (“An”, collectively, with Zhong Yang Holdings, Yang, Lo, Yuan and An, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Yang is the sole director of Zhong Yang Holdings, and as such, may exercise voting and dispositive power over these shares. Yang may be deemed to share voting and dispositive power over these shares.

(3)	Based on 35,050,000 Ordinary Shares of TOP Financial Group Limited (the “Company”) outstanding as of August 16, 2022, as disclosure in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2022. .

SCHEDULE 13G

CUSIP No.	G989A6102

1	Names of Reporting Persons
Ji An
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒(1)
3	Sec Use Only

4	Citizenship or Place of Organization
China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
30,000,000 Ordinary Shares (2)
	7	Sole Dispositive Power

	8	Shared Dispositive Power
30,000,000 Ordinary Shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
30,000,000 Ordinary Shares (2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
85.59% (3)
12	Type of Reporting Person (See Instructions)
IN

(1)	This statement on Schedule 13G is filed by Zhong Yang Holdings (BVI) Limited (“Zhong Yang Holdings”), Junli Yang (“Yang”), Yung Yung Lo (“Lo”), Chen Tseng Yuan (“Yuan”), Ji An (“An”, collectively, with Zhong Yang Holdings, Yang, Lo, Yuan and An, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Yang is the sole director of Zhong Yang Holdings, and as such, may exercise voting and dispositive power over these shares. Yang may be deemed to share voting and dispositive power over these shares.

(3)	Based on 35,050,000 Ordinary Shares of TOP Financial Group Limited (the “Company”) outstanding as of August 16, 2022, as disclosure in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2022. .

Item 1.

(a)	Name of Issuer: TOP Financial Group Limited

(b)	Address of Issuer’s Principal Executive Offices: 118 Connaught Road West Room 1101 Hong Kong

Item 2.

(a)	Name of Person Filing: Zhong Yang Holdings (BVI) Limited Junli Yang Yung Yung Lo Chen Tseng Yuan Ji An

(b)	Address of Principal Business Office or, if None, Residence: c/o TOP Financial Group Limited 118 Connaught Road West Room 1101 Hong Kong

(c)	Citizenship: Zhong Yang Holdings (BVI) Limited: British Virgin Islands Junli Yang: China Yung Yung Lo: Hong Kong Chen Tseng Yuan: Taiwan Ji An: China

(d)	Title and Class of Securities: Ordinary Shares, par value $0.001 per share

(e)	CUSIP No.: G989A6102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________

Item 4.	Ownership

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of August 16, 2022:

(a) Amount beneficially owned:

See Row 9 and the corresponding footnotes on the cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 and the corresponding footnotes on the cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 and the corresponding footnotes on the cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 and the corresponding footnotes on the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 and the corresponding footnotes on the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 and the corresponding footnotes on the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

ZHONG YANG HOLDINGS (BVI) LIMITED

/s/ Junli Yang
Junli Yang
Director

JUNLI YANG

/s/ Junli Yang
Junli Yang

YUNG YUNG LO

/s/ Yung Yung Lo
Yung Yung Lo

CHEN TSENG YUAN

/s/ Chen Tseng Yuan
Chen Tseng Yuan

JI AN

/s/ Ji An
Ji An